Exhibit 3.11

State of Minnesota

SECRETARY OF STATE

CERTIFICATE OF INCORPORATION

I, Mary Kiffmeyer, Secretary of State of Minnesota, do certify that: Articles of Incorporation, duly signed and acknowledged under oath, have been filed on this date in the Office of the Secretary of State, for the incorporation of the following corporation, under and in accordance with the provisions of the chapter of Minnesota Statutes listed below.

This corporation is now legally organized under the laws of Minnesota.

Corporate Name: Spell Capital Corporation

Corporate Charter Number: 10M-338

Chapter Formed Under: 302A

This certificate has been issued on 02/02/1999.

[SEAL]	/s/ Mary Kiffmeyer
Secretary of State